
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/01/08_____ AND ENDING_____06/30/09_____
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glover Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

229 Peachtree Street, N.E., Suite 506
                              (No. and Street)

Atlanta	Georgia	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marion Glover   404 523-2921
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
                              (Name – if individual, state last, first, middle name)

600 Peachtree Street, N.E., Suite 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

AUG 2 5 2009

Washington, DC
122

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Marion B. Glover _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Glover Capital, Inc._____ , as

of _____ June 30 _____, 20_09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2009



FRAZIER & DEETER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. as of
June 30, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year
then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of Glover Capital, Inc. as of June 30, 2009, and the results of its operations and its
cash flows for the year then ended in conformity with accounting principles generally accepted in the
United States of America.

August 20, 2009

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2009

Assets

Cash	$	90,520
Income taxes receivable		340
Total Assets	$	90,860

Liabilities and Stockholder's Equity

Liabilities:		
Due to related party	$	2,709
Total liabilities		2,709
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized;		
5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		80,651
Total stockholder's equity		88,151
Total Liabilities and Stockholder's Equity	$	90,860

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2009

Revenues:		
Commissions	$	427,923
Interest and dividends		2,989
		430,912
Expenses:		
Management fees		320,000
Regulatory fees		2,300
Other expenses		64,658
		386,958
Net Income	$	43,954

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Stockholder's Equity

For the Year Ended June 30, 2009

| | Common Stock | | Additional | | |
	Shares	Par Value	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2008	5,000	$ 5,000	$ 2,500	$ 36,697	$ 44,197
Net Income	-	-	-	43,954	43,954
Balance, June 30, 2009	5,000	$ 5,000	$ 2,500	$ 80,651	$ 88,151

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2009

Increase (Decrease) in Cash

<u>Cash flows from operating activities:</u>

Cash received from customers	$	427,923
Cash paid for management fees		(320,000)
Cash paid for regulatory fees		(2,300)
Cash paid for other expenses		(68,269)
Interest and dividends received		2,989
Net cash provided by operating activities and increase in cash		40,343
Cash, beginning of year		50,177
Cash, end of year	$	90,520

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	$	43,954

Adjustments to reconcile net income to net cash provided by operating activities:

Changes in assets and liabilities:	
Due to related party	(3,611)
Total adjustments	(3,611)
Net cash provided by operating activities $	40,343

GLOVER CAPITAL, INC.

Notes to Financial Statements

June 30, 2009

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when collectability is reasonably assured, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2009, there were no commissions receivable or allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received.

Income taxes

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109). Under SFAS No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes.

GLOVER CAPITAL, INC.

Notes to Financial Statements - Continued

June 30, 2009

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

As of June 30, 2009, the Company has federal and state net operating loss carry-forwards of $9,355 available to reduce future taxable income, which expire at various dates through 2029. The significant temporary difference is the carry-forwards that give rise to net deferred tax assets before valuation allowance. At June 30, 2009, the Company had $1,403 in deferred tax assets. The Company's management concluded that it was "more likely than not" that deferred tax assets would not be recovered and has provided a valuation allowance for the full amount of its net deferred tax assets at June 30, 2009. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carry-forwards, which can be used in future years.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 interprets the guidance in SFAS No. 109. FIN 48 significantly changes the recognition, measurement, and disclosure requirements for uncertain income tax positions when compared to previous technical accounting literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3). As deferred by the guidance in FSP FIN 48-3, Glover Capital, Inc. is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the June 30, 2009 financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 requires that investments be classified in one of three categories depending on how fair value is measured. Level One investments are investments for which fair value is derived from quoted prices in active markets for identical assets that Glover Capital, Inc. has the ability to access at the measurement date. Level Two investments are investments for which fair value is derived from other than quoted prices included in Level One that are observable for the asset, either directly or indirectly. Level Three investments are investments for which fair value is derived from significant unobservable inputs. The Company's investment in money market funds of $6,012 is classified as a Level One Investment.

GLOVER CAPITAL, INC.

Notes to Financial Statements - Continued

June 30, 2009

Note 1 - Description of business and summary of significant accounting policies - continued:

Major customers

The nature of the Company's business is to handle large transactions. During the year ended June 30, 2009, the Company had three transactions with two customers, which accounted for 100% of revenues.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $87,691 which was $82,691 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.03 to 1 at June 30, 2009.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2009, the Company paid $354,261 to Glover & Associates, Inc. for management fees and other expenses.

GLOVER CAPITAL, INC.

Notes to Financial Statements - Continued

June 30, 2009

Note   4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note   5 - Concentration of credit risk:

The Company maintains its cash in bank deposits, which at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

FRAZIER & DEETER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

Our report on our audit of the financial statements of Glover Capital, Inc. for the year ended
June 30, 2009 appears on page 1. That audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 on
pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the
basic financial statements but is supplementary information required by Rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the
audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in
relation to the basic financial statements taken as a whole.

August 20, 2009

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

GLOVER CAPITAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

June 30, 2009

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Cash	$ 90,520	$ -	$ -	$ 90,520
Income taxes receivable	340	-	-	340
	$ 90,860	$ -	$ -	$ 90,860
Liabilities and Stockholder's Equity				
Liabilities:				
Due to related party	$ 2,709	$ -	$ -	$ 2,709
Stockholder's equity:				
Common stock	5,000	-	-	5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	80,651	-	-	80,651
	$ 90,860	$ -	$ -	$ 90,860
Revenues and (Expenses)				
Commissions	$ 484,038	$ (56,115)	$ -	$ 427,923
Interest and dividends	2,989	-	-	2,989
Management fees	(320,000)	-	-	(320,000)
Regulatory fees	(2,300)	-	-	(2,300)
Other expenses	(120,773)	-	56,115	(64,658)
	$ 43,954	$ (56,115)	$ 56,115	$ 43,954

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$	88,151
Deduct stockholder's equity not allowable for net capital			-
Total stockholder's equity qualified for net capital			88,151
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits			-
Total capital and allowable subordinated borrowings			88,151
Deductions and/or charges:			
Total nonallowable assets - taxes receivable	$	340	
Secured demand note deficiency		-	
Commodity futures contracts and spot commodities- proprietary capital charges		-	
Other deductions and/or charges		-	
Other additions and/or allowable credits		-	(340)
Net capital before haircuts on securities positions (tentative net capital)			87,811
Subordinated securities borrowings		-	
Trading and investment securities:			
Exempted securities		-	
Debt securities		-	
Options		-	
Other securities		-	
Undue concentrations		-	
Other - UBS		120	(120)
Net capital		$	87,691

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission - Continued

June 30, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	2,709
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,709

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	180
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	82,691
Excess net capital at 1000%	$	87,420
Percentage of aggregate indebtedness to net capital		3 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	87,691
Net audit adjustments		-
Net capital per previous page	$	87,691

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

June 30, 2009

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500   fax 404.253.7501   www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Glover Capital, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;

- Recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 20, 2009

Frazier Deeter, LLC

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2009